Exhibit 17(ffff)
AXA ENTERPRISE MULTIMANAGER FUNDS TRUST
AXA ENTERPRISE ALLOCATION FUNDS
SUPPLEMENT DATED JANUARY 5, 2007 TO THE
PROSPECTUS DATED MARCH 1, 2006, AS REVISED MAY 1, 2006
This Supplement updates the above-referenced Prospectus, as revised and supplemented, of the AXA Enterprise Allocation Funds of AXA Enterprise Multimanager Funds Trust (“Trust”). You may obtain an additional copy of the Prospectus, free of charge, by writing to the Trust at Atlanta Financial Center, 3343 Peachtree Road, N.E., Suite 450, Atlanta, Georgia 30326. You should read this Supplement in conjunction with the Prospectus and retain it for future reference.
The purpose of this Supplement is to provide you with information about the proposed reorganization of certain funds of the Trust (“AXA Multimanager Funds”) into existing corresponding mutual funds advised by Goldman Sachs Asset Management L.P. (“Goldman Sachs Funds”).
Information Regarding the Proposed Reorganizations of
Certain AXA Multimanager Funds into Corresponding Goldman Sachs Funds
On December 28, 2006, the Board of Trustees of the Trust approved, in principle, a form of Agreement and Plan of Reorganization (“Reorganization Agreement”), which is subject to execution by the Trust and the Goldman Sachs Trust. The Reorganization Agreement, which must be approved by shareholders of the AXA Multimanager Funds, provides for the reorganization of each AXA Multimanager Fund into a corresponding Goldman Sachs Fund as set forth below (each, a “Reorganization” and collectively, the ” Reorganizations”):

AXA Multimanager Funds	Goldman Sachs Fund
AXA Enterprise Aggressive Allocation Fund	Goldman Sachs Equity Growth Strategy Portfolio

AXA Enterprise Conservative Allocation Fund	Goldman Sachs Balanced Strategy Portfolio

AXA Enterprise Moderate Allocation Fund	Goldman Sachs Growth and Income Strategy Portfolio

AXA Enterprise Moderate Plus Allocation Fund	Goldman Sachs Growth Strategy Portfolio
Each AXA Multimanager Fund and the corresponding Goldman Sachs Fund listed above have similar investment objectives, policies and risks. AXA Equitable Life Insurance Company serves as the investment manager for the AXA Multimanager Funds, while Goldman Sachs Asset Management L.P. serves as the investment adviser for the Goldman Sachs Funds and will continue to provide the day-to-day portfolio management for the Goldman Sachs Funds after the Reorganization.
A special shareholder meeting of the AXA Multimanager Funds is scheduled to be held on or about April 25, 2007 to vote on the Reorganization Agreement. It is anticipated that, subject to shareholder approval, the effective date of the Reorganizations will occur in the second quarter of 2007. Until that date, however, you will be able to purchase, redeem and exchange shares in each of the AXA Multimanager Funds above (subject to the usual limitations described in the Trust’s Prospectus). Accordingly, if you intend to engage in such transactions, you should read this Supplement to the Prospectus, together with the Trust’s Prospectus dated March 1, 2006, as revised May 1, 2006.
Additional information about the Goldman Sachs Funds and the proposed Reorganizations will be sent to shareholders of each AXA Multimanager Fund in the first quarter of 2007 as part of proxy solicitation materials.
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